

Mail Stop 4561

August 5, 2009

Via Facsimile and U.S. Mail

Reuven Ben Menachem, C.E.O.
Fundtech Ltd.
12 Ha'hilazon Street, 5th Floor
Ramat-Gan, Israel 52522

> **Re: Fundtech Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 12, 2009**
> **File No. 000-29634**

Dear Mr. Menachem:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 20-F filed June 12, 2009

Item 5. Operating and Financial Review and Prospects

Overview, page 24

1. Much of the information presented in this section is repetitive of disclosure provided elsewhere in your filing, including in "Item 4. Information on the Company." The overview should address the material opportunities, risks and challenges facing Fundtech and how management is dealing with these issues. For example, tell us what

consideration you gave to discussing in this section the actions Fundtech is taking, if any, to address the challenges posed to your business by the current adverse conditions in the financial services industry and the global economy that are disclosed in the risk factor discussion. Refer to Section III.A of SEC Release No. 33-8350.

A. Operating Results, page 30

2.   You indicate that the increase in revenues from fiscal year 2007 to fiscal year 2008 was primarily attributable to, among other things, a $1.7 million increase in cash management products-related revenue, a $7.3 million increase in revenue from your payments business, mainly attributable to Global PAYplus, and higher revenue from BBP of $3 million. Please tell us what consideration you gave to including a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold. See Item 5.A.1. of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders, page 54

3.   Item 7.A. of Form 20-F requires you to provide this information as of the most recent practicable date; however, we note that you provide the beneficial ownership of your outstanding shares as of April 15, 2009, despite the fact that your Form 20-F was not filed until June 12, 2009. Please ensure future filings provide major shareholder information as of the most recent practicable date.

Item 10. Additional Information

Material Contracts, page 61

4.   We note your statement that you have no material contracts that have been entered into outside the ordinary course of business in the past two years. However, Item 10.C. of Form 20-F requires disclosure responsive to this Item for contracts that were material *during* the two-year period preceding publication of the Form 20-F, not just those material contracts that were *entered into* in the past two years. Please confirm, if true, that you have no contracts, other than contracts entered into in the ordinary course of business, that were material to your business during the two-year period preceding the filing of your Form 20-F.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 69

5.   We note that you are exposed to financial market risk associated with changes in foreign currency exchange rates and that you experienced a 97% decrease in net financial income primarily from foreign currency fluctuations. We note further that your statement of cash flows reports that the effect of the exchange rate on cash and cash equivalents in 2008 was a decrease of $1.7 million. Please tell us what consideration you gave to providing

quantitative disclosure for the foreign currency exchange rate market risks pursuant to one of the three prescribed formats in Item 11(a)(1) of Form 20-F.

Part II

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures, page 70

6.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule defines disclosure controls and procedures as "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that "include, without limitation, controls and procedures designed to ensure that information required to be disclosed . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that the effectiveness conclusions of your CEO and CFO were made with respect to Fundtech's controls and procedures as that term is defined in full in Rule 13a-15(e). In future filings, to the extent you include a definition of disclosure controls and procedures, please include the entire definition as set forth in Rule 13a-15(e) under the Exchange Act.

Part III

Item 19. Exhibits, page 73

7.   We note that you have contracts with three large customers and that sales to these customers represented 22.1%, 27.3%, and 26.4% of your revenues for 2008, 2007 and 2006, respectively. Tell us in your response letter how you concluded that you are not required to file such contract(s) as exhibits pursuant to Instruction 4(b)(ii) of Instructions as to Exhibits of Form 20-F.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions. If you require further assistance, you may contact me at (202) 551-3483. You may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you thereafter need assistance.

Sincerely,

Katherine Wray
Staff Attorney

cc: Via Facsimile (201) 946-1313
        Joseph Aulenti, Esq.